UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the Fiscal Year ended December 31, 2011 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the transition period from ______________ to ______________
Commission file number 1-14642

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

ING Americas Savings Plan and ESOP

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ING Groep N.V.

Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

or

P.O. Box 810
1000 AV Amsterdam
                 The Netherlands

Contents

			Page
I.	The following financial statements and supplemental schedules for the ING Americas Savings Plan and ESOP are being filed herewith:

	Audited Financial Statements and Supplemental Schedules
	December 31, 2011 and 2010, and the years then ended:

	Report of Independent Registered Public Accounting Firm		1

	Audited Financial Statements:

	Statements of Net Assets Available for Benefits as of:
	December 31, 2011 and 2010		2

	Statements of Changes in Net Assets Available for Benefits for the years ended:
	December 31, 2011 and 2010		3

	Notes to Financial Statements		4

	Supplemental Schedules:
	Schedule G, Part III Nonexempt Transactions		19

	Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)		20

	Signature Page		21

II.	The following exhibits are being filed herewith:

	Exhibit No.	Description

	1	Consent of Independent Registered Public
		Accounting Firm - Ernst & Young LLP

	99.1	Certification Pursuant to 18 U.S.C. Section 1350
		(Section 906 of the Sarbanes-Oxley Act of 2002)

Report of Independent Registered Public Accounting Firm

ING U.S. Pension Committee
ING Americas Savings Plan and ESOP

We have audited the accompanying statements of net assets available for benefits of the ING Americas Savings Plan and ESOP as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2011, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

 /s/ Ernst & Young LLP
Ernst & Young LLP
Atlanta, Georgia
June 27, 2012

ING AMERICAS SAVINGS PLAN AND ESOP
Statements of Net Assets Available for Benefits
As of December 31, 2011 and 2010

	2011	2010
Assets
Receivables:
Notes receivable from participants	$20,005,254	$19,521,179

Total receivable	20,005,254	19,521,179

Investments at fair value:
Mutual funds	393,304,600	401,321,995
Common collective trusts	202,611,064	215,715,034
ING stock funds	56,983,389	73,886,034
Guaranteed investment contracts	413,834,097	384,714,192
Net assets available for benefits at fair value	1,066,733,150	1,075,637,255
Adjustment from fair value to contract value
for fully-benefit responsive investment contracts	(22,704,237)	(14,306,828)
Net assets available for benefits	$1,064,034,167	$1,080,851,606

ING AMERICAS SAVINGS PLAN AND ESOP
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2011 and 2010

	2011	2010
Additions:
Interest and dividends	$23,337,471	$23,713,456
Interest income on notes receivable from participants	882,056	956,376
Contributions - participants	50,377,534	51,880,553
Contributions - employer	34,378,207	34,390,187
Rollover contributions	4,282,314	5,420,035
Total additions	113,257,582	116,360,607
Change in fair value of investments	(40,261,991)	74,954,873
Additions, including change in fair value of investments	72,995,591	191,315,480

Deductions:
Benefits paid directly to participants	88,411,560	102,473,712
Deemed distributions	1,401,470	2,040,338
Other	-	711,422
Total deductions	89,813,030	105,225,472
Net (decrease) increase	(16,817,439)	86,090,008
Net assets available for benefits:
Beginning of year	1,080,851,606	994,761,598
End of year	$1,064,034,167	$1,080,851,606

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements
December 31, 2010

1.	Description of the Plan

The following is a general description of the ING Americas Savings Plan and ESOP, hereinafter referred to as the “Plan.” Participants should refer to the Plan documents, including the summary plan description, for a more complete description of the Plan’s provisions, including those described herein.

The Plan is a voluntary defined contribution plan available to all full-time employees, as defined in the Plan document.  The Plan is intended to meet the requirements for qualification as both a profit sharing plan and stock bonus plan under the Internal Revenue Code (the “IRC”) Section 401(a) with an employee stock ownership feature under Section 4975(e)(7) of the IRC. The employee stock ownership feature of the Plan is designed to invest primarily in qualifying employer securities that meet the requirements of IRC Sections 4975(e)(8) and 409(l). The Plan also contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC. The Plan is intended to be in full compliance with applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

ING North America Insurance Corporation is the Plan sponsor (“Plan Sponsor”, “ING” or the “Company”), a wholly owned subsidiary of ING America Insurance Holdings, Inc. (“ING AIH”), ING AIH’s ultimate parent is ING Groep, N.V. (“Groep”), a global financial services company based in The Netherlands.  The ING U.S. Pension Committee is the Plan administrator (“Plan Administrator”).  ING National Trust is the trustee of the Plan.

The Plan covers all eligible employees of ING as well as various other related ING participating employers.

Investment Options

At December 31, 2011, the Plan’s assets were invested in the following investment vehicles:

Equity Index Trust
Goldman Sachs Collective Trust Strategic Value Fund
ING International Value Fund - Class I
ING Leveraged Stock Fund - Class I
ING Market Stock Fund
ING Real Estate Fund - Class I
ING Small Cap Opportunities Portfolio - Initial Class
ING Solution 2015 Portfolio - Initial Class
ING Solution 2025 Portfolio - Initial Class
ING Solution 2035 Portfolio - Initial Class
ING Solution 2045 Portfolio - Initial Class
ING Solution 2055 Portfolio - Initial Class
ING Solution Income Portfolio - Initial Class
Mainstay Large Cap Growth Fund - Class I
Northern Trust Collective EAFE Index Fund - DC - Non Lending-Tier One
Nuveen NWQ Small/Mid-Cap Value Fund - Class I
PIMCO Total Return Fund - Institutional Class
SSgA Russell Small/Mid Cap Index NL Index Series - Class C
Stable Value Option
Vanguard International Growth Fund - Admiral (™) Shares
Vanguard Total Bond Market Index Fund - Institutional Shares

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

Effective February 1, 2012, the Plan will offer a self-directed brokerage account option (“SDBA”).  The SDBA is designed for experienced investors who want to actively manage a greater choice of investments and are willing to pay additional fees and accept full responsibility for researching, selecting, monitoring and managing their investments.

Concentrations of Risk

At December 31, 2011 and 2010, the Plan’s assets were significantly concentrated in ING mutual funds and shares of the Groep stock, the value of which is subject to fluctuations related to corporate, industry and economic factors.

Eligibility

All employees meeting the qualifying requirements, as specified in the Plan documents, are immediately eligible to participate in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Company’s contribution.  Company contributions are based on participant deferrals and eligible earnings.  Each participant’s account is also credited with allocations of Plan investment results; all earnings or losses are allocated to each participant’s account as soon as practicable.  Participant accounts are reduced by any administrative fee or expenses charged against the account and are allocated in proportion to the participant's account balance.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and restore accounts previously forfeited.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account at the time benefit payments are made.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Most participants will vest in the Company’s matching contributions plus actual earnings thereon over four years of service at the rate of 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year.  Certain specified participants are subject to a five year vesting schedule.  Participants are immediately fully vested when any of the following occur: (1) obtaining age 65 while actively employed, (2) dying while actively employed, (3) obtaining eligibility for benefits under ING’s managed long term disability plan, or (4) termination or partial termination of the Plan.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

The amount of forfeited nonvested participant accounts as of December 31, 2011 and 2010 was $62,840 and $1,356,214, respectively.

Effective November 1, 2010, any Participant who is actively employed by the Company on the effective date of a sale of a direct or indirect controlling interest in the Company shall be 100% vested in and shall be entitled to a benefit equal to the value of all of his or her accounts.

Participant Contributions

All participants in the Plan may contribute up to 50% of their pretax annual compensation.  Participants may also contribute eligible amounts representing distributions from other qualified plans (“rollovers”).  Participant contributions, other than rollovers, are subject to limitations imposed by the IRC.

Effective January 1, 2011, the Roth feature is allowed. The Roth feature allows participants to make after-tax contributions to a Roth Account. These after-tax contributions are subject to the IRC contribution limits. The after-tax contributions plus earnings grow tax free and all qualified distributions are 100% tax free.

Employer Contributions

The Company matches participant pre-tax and Roth contributions at 100% of each participant’s contributions up to the first 6% of eligible compensation.  The Company matching contributions are made in cash and allocated in accordance with each participant’s investment elections.  As permitted by the Plan documents, the amount of forfeitures allocated in lieu of employer contributions as of December 31, 2011 and 2010 was $0 and $1,296,553, respectively.

Dividends

Dividends (if any) paid on Groep shares are distributed to participants. Vested participants (except those who are suspended from making contributions to the Plan due to a hardship distribution) could elect to have the dividends remain in the Plan or to receive the dividends in cash.  Those participants electing a cash payment are subject to current taxation on the amount received, but are not subject to the 10% penalty tax on early Plan distributions.  Participants who were not vested or who were suspended from the Plan due to a hardship distribution were required under the terms of the Plan to receive their Groep shares dividends in cash.  Dividends distributed as cash were $0 for the years ended December 31, 2011 and 2010.

Participant Loans

Subject to the provisions of the Plan and applicable law, a participant may borrow against his/her account balance provided that the amount requested is at least $1,000 but not more than the lesser of 50% of the participant’s vested balance or $50,000 (taking into account the outstanding balance of all Plan loans made within the prior twelve months).

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

Each loan will bear an interest rate as prescribed by the Plan’s applicable provisions, currently the prime interest rate plus 1%.  Loan repayment periods are for a maximum of five years.  Principal and interest are repaid ratably through payroll deductions.

Deemed Distributions

The Plan treats participant loans that are in default due to a missed payment, and outstanding loan balances when a terminated participant takes a distribution, as deemed distributions. A loan is considered in default on the last business day of the calendar quarter following the calendar quarter in which the loan repayment was due. In accordance with Internal Revenue Service ("IRS") regulations, a participant who repays a loan after a deemed distribution will receive credits pursuant to IRS requirements.

Benefits Paid

Upon termination of service due to death, disability or retirement, a participant or his/her beneficiary may elect to receive either a lump-sum distribution or periodic payments of the participant’s vested account balance; for any participant balances invested in Groep shares, election may be made to receive that portion of benefits in Groep shares.  Additionally, upon resignation or termination, a participant may elect to receive a lump sum distribution of his/her vested account balance.  As defined in the Plan documents, certain participants are also eligible for hardship withdrawals, consistent with the provisions of the IRC. Participants should refer to the Plan documents for a complete discussion of benefit payment provisions.

Administrative Expenses

The Plan Sponsor is responsible for paying all Plan expenses.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their Plan accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

As required by Accounting Standards Codification “FASB Accounting Standards CodificationTM” (the “Codification” or “ASC”) Topic 946, “Financial Services - Investment Companies” and ASC Topic 962, “Plan Accounting - Defined Contribution Pension Plans,” investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value.  ASC Topic 962 requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  No allowance for credit losses has been recorded as of December 31, 2011 or 2010.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan provides for investments in Groep shares, guaranteed investment contracts (“GICs”), common collective trusts and mutual funds. Mutual funds are stated at fair value, which is the quoted market price in an active market of the shares owned on the last day of the Plan year. Investments in Groep shares are based on the daily Net Asset Value (“NAV”) per unit of the ING Stock Funds which is determined using quoted market prices of the underlying investments. Units of the common collective trusts are valued at the NAV redemption value as determined by the trustee.

As discussed above, the Plan accounts for fully benefit responsive investment contracts in accordance with ASC Topics 946 and 962. Generally, contract value is equal to participant deposits minus participant withdrawals plus credited interest.  Interest credited is net of expenses.  Contract value may be subject to adjustments in connection with contractholder directed withdrawals that are subject to a market value adjustment.  Under limited circumstances (imposition of an equity wash provision) contract value may be adjusted as a result of a market value adjustment or, in the case of the Stable Value Option, to reflect the current ratio of market value to contract value.  The fair value of the Stable Value Option which consists of an underlying GIC is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Interest income is recorded on the accrual basis of accounting.  Dividends are recorded on the ex-dividend date.  Purchases and sales of securities are recorded on the trade date.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recently Adopted Accounting Standards

Reporting Loans to Participants

In September 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans,” (ASU 2010-25).  ASU 2010-25 requires participant loans to be measured at their unpaid balance plus any accrued but unpaid interest and classified as notes receivable from participants.  Previously, loans were measured at fair value and classified as investments.  ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively.  Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009.  Participant loans have been reclassified to notes receivables from participants and interest on the loans has been reclassified to interest income on notes receivable from participants as of December 31, 2009.

Subsequent Events

In February 2010, the FASB issued ASU 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements”, which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance.

The Plan determined that there was no effect on the Plan’s financial statement upon adoption of ASU 2010-09 as the guidance is consistent with that previously applied by the Plan under U.S. auditing standards.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements,” (“ASU 2010-06”), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

▪	Significant transfers in and out of Level 1, Level 2, and Level 3 fair value measurements and the reason for the transfers;
▪	Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
▪	Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
▪	Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Company on January 1, 2010, except for the disclosures related to the Level 3 reconciliation, which were adopted by the Company on January 1, 2011. Adoption of ASU 2010-06 did not have an effect on the Plan’s net asset available for benefits or its changes in net assets available for benefits.

New Accounting Pronouncements

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU 2011-11, “Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

The provisions of ASU 2011-11 are effective, retrospectively, for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual reporting periods.  The Company is currently in the process of determining the disclosure impact of adoption of provisions of ASU 2011-11.

Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”)

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

3.	Income Tax Status

The Plan received a determination letter from the IRS dated May 19, 2009, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan Sponsor has corrected the majority of the nonexempt transactions as of December 31, 2011, approximately $30,708 will be corrected during 2012. The Plan Administrator will take the necessary steps to bring the Plan’s operations into compliance with the IRC. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; On January 21, 2011, the Plan was notified by the IRS of an examination for plan years ending December 31, 2008 and 2009.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

4.	Investments

The value of individual investments that represent 5% or more of the Plan’s total net assets is as follows as of December 31:

	2011	2010
Equity Index Trust	$108,603,208	$111,404,549
Mainstay Large Cap Growth Fund - Class I	104,871,310	109,711,583
PIMCO Total Return Fund - Institutional Class	57,915,365	56,126,200
SSgA Russell Small/Mid Cap Index NL Index Series - Class C	68,972,427	77,911,363
Stable Value Option (at contract value)**	391,129,860	370,407,364
Vanguard International Growth Fund - Admiral(™) Shares	*	57,183,739

* Investments were not greater than 5%.
**The fair value of the Plan's investment in the Stable Value Option was $413,834,097 and $384,714,192 at December 31, 2011 and 2010 , respectively.

The net (depreciation) appreciation in fair value of each significant class of investments, which consists of the realized gains or losses and the unrealized (depreciation) appreciation on those investments, is as follows for the years ended December 31:

	2011	2010
Mutual funds	$(20,524,903)	$40,017,108
Common collective trusts	(2,452,630)	34,398,985
ING stock funds	(17,284,458)	538,780
Net (depreciation) appreciation in fair value	$(40,261,991)	$74,954,873

5.	Investments in Insurance Contracts

As of December 31, 2011, the Plan maintained one GIC related investment option, the Stable Value Option.  The underlying investment of the Stable Value Option consists of the Separate Account GIC contract ST-14698 (the “Contract”) issued by ING Life Insurance and Annuity Company (a party-in-interest).  The contract owned by the Plan is considered fully benefit-responsive in accordance with ASC Topic 962.  As of December 31, 2011 and 2010, the contract value of the investments in insurance contracts is $391,129,860 and $370,407,364, respectively.

The earnings of the GIC investment are based on an interest rate applied to each participant’s outstanding balance.  The interest rates are analyzed and may be reset by the GIC issuer semi-annually for the Contract.

Premature termination in whole or in part of the Contract is at the discretion of the Plan Sponsor and generally involves a payment adjusted to its fair value.  The Contract permits a book value corridor through which a threshold percentage of the contract balance is available at book value in the event of certain employer actions such as spinoffs, divestitures, corporate relocations, layoffs, retirement incentive programs, the creation of a competing investment option, or partial or total plan terminations.  Clone contracts are generally available subject to underwriting considerations to be issued to a takeover entity.  In addition, the contracts generally provide for book value to be preserved if the withdrawal of funds from the contract is made over a protracted period described in the contract (“book value settlement”).

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

The average yields based on actual earnings for the Contract for the years ended December 31, 2011 and 2010, were 5.60% and 5.87%, respectively.  The average yield is based on interest credited to participants for the Contract for the years ended December 31, 2011 and 2010, were 3.69% and 3.61%, respectively. The crediting interest rates to participants for the Contract as of December 31, 2011 and 2010 were 3.69% and 3.60%, respectively. The Contract has no minimum crediting interest rate, no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.  Fund performance, net cash flows of the Plan investments, and duration of assets are factors that could influence the average interest credited rate.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The GIC issuer may discontinue the contract with the Plan under the following circumstances:

▪	The Plan fails to meet any of its obligations under this contract or under any related agreement;
▪	All amounts under this contract are withdrawn;
▪	The Plan is no longer a qualified plan under the Code;
▪	The Plan is terminated;
▪	The Plan no longer has any obligations under the Plan;
▪	Any action is taken by the Plan Sponsor, or any other official, which:
a)	Creates a Competing Investment Option;
b)	Significantly liberalizes, as determined by the issuer, the Plan withdrawal or transfer rights of Members;
c)	Materially affects the issuers’ rights and obligations under this contract;
▪	The Plan, without the issuers’ written agreement, attempts to assign the Plan’s interest in this contract;
▪	The Plan rejects an amendment to this contract proposed by the issuer under the Amendments section;
▪	The issuer elects to discontinue accepting deposits for all contracts of this class;
▪	Employees of an Employer are no longer eligible to participate in the Plan (any such discontinuance affects only those ineligible employees);
▪
A change in applicable laws and regulations (including tax laws and regulations) which materially affects the taxation of this contract or Separate Account, or otherwise materially affects the issuer’s obligations hereunder.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

In addition, the contract automatically discontinues if, at any time, the issuer calculates the weighted immediate credited rate to be 3% or less.  The issuer gives the Plan at least 30 days notice of such a discontinuance. In the case of a total discontinuance, the Plan will direct the Issuer to pay the Separate Account balance or the balance of the Interest Accumulated Fund under the contract.

6.	Financial Instruments

Fair Value Measurements

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Plan has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets recorded at fair value on the Statement of Net Assets Available for Benefits are categorized as follows:

▪	Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
▪
Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.  Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets;
b)	Quoted prices for identical or similar assets or liabilities in non-active markets;
c)	Inputs other than quoted market prices that are observable; and
d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
▪
Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

The following tables present the Plan’s hierarchy for its assets measured at fair value.

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds(1):
U.S. equities	$159,166,206	$-	$-	$159,166,206
International equities	83,984,644	-	-	83,984,644
Lifecycle funds	82,784,413	-	-	82,784,413
Short-term investment fund(2)	67,369,337	-	-	67,369,337
Common collective trusts(3):
U.S. equities	-	198,906,933	-	198,906,933
International equities	-	824,884	-	824,884
Short-term investment fund	-	2,879,247	-	2,879,247
ING stock funds(4)	-	56,983,389	-	56,983,389
Guaranteed investment contracts	-	413,834,097	-	413,834,097
Total	$393,304,600	$673,428,550	$-	$1,066,733,150

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds(1):
U.S. equities	$157,655,627	$-	$-	$157,655,627
International equities	100,859,999	-	-	100,859,999
Lifecycle funds	81,681,797	-	-	81,681,797
Short-term investment fund(2)	61,124,572	-	-	61,124,572
Common collective trusts(3):
U.S. equities	-	209,354,598	-	209,354,598
Short-term investement fund	-	6,360,436	-	6,360,436
ING stock funds(4)	-	73,886,034	-	73,886,034
Guaranteed investment contracts	-	384,714,192	-	384,714,192
Total	$401,321,995	$674,315,260	$-	$1,075,637,255

(1)
This category includes investment in funds that seek long term capital appreciation and growth. The life cycle funds that are within this categoryare invested in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life

	circumstances.There are currently no redemption restrictions on these investments. The fair values of the investments in this class have been quoted using thenet asset value per share.
(2)
This category is designed to protect capital with low risk investments in bonds and various short-term debt instruments. There are currently norestrictions on these investments. The fair value of the investments in this class have been quoted using the net asset value per share.

(3)
This category includes common/collective trust funds that are designed to provide growth in capital by replicating benchmark indices and includes primarily equity investments. There are currently no redemption restrictions on these investments. The fair value of the investments

	in this class have been quoted using the net asset value per share.
(4)
This category includes a single investment in ING Groep Shares. There are currently no redemption restrictions on this investment. The fair value of the investment in this class has been quoted using the net asset value per share.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

Valuation of Financial Assets and Liabilities

The Plan utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of “exit price” and the fair value hierarchy as prescribed in ASC Topic 820.  Valuations are obtained from either a third party commercial pricing services or the various fund groups.

The following valuation methods and assumptions were used by the Plan in estimating the fair value of the following financial instruments:

Mutual funds: Mutual funds are reported at NAV as calculated by the mutual fund based upon the value of the securities held by the mutual funds and are included in Level 1.  This financial instrument includes U.S equities, International equities, Lifecycle Fund and Short-term investment funds.

Common Collective Trust: Common collective trust are reported at NAV or alternative fair value methods by the Trustee when NAV is not available.  These shares are included in Level 2.

ING Stock Funds: ING Groep shares are reported based upon a quoted market price and observable market inputs. These shares are included in Level 2.

Guaranteed investment contracts: The GIC is reported based upon observable inputs, including the Plan’s assumptions as to what market participants would use in pricing such instruments.  The GIC is included in Level 2.

7.	Parties-in-Interest to the Plan

The Plan holds investments in several mutual funds, Groep shares and GICs that are managed by affiliated companies of the Plan Sponsor. These affiliated companies are considered parties-in-interest (as defined in ERISA) to the Plan.  At December 31, 2011 and 2010, respectively, funds of $608,972,054 and $609,713,881 were held in such investments and are considered party-in-interest transactions.

8.	Subsequent Events

ING has two putative class actions that asserted ERISA claims regarding operation of the Plan. These two class actions were amended and consolidated into a single class action, ING Groep, N.V. ERISA Litigation. In the consolidated complaint, plaintiffs alleged that defendants breached their fiduciary duties by, among other things, allowing ING Groep stock as an investment option and/or allowing the Plan to invest too heavily in ING Groep stock, failing to properly administer the Plan, failing to act in the best interests of Plan participants, and making misrepresentations. The parties have reached a settlement in principle on a classwide basis.

Supplemental Schedules

ING AMERICAS SAVINGS PLAN AND ESOP
EIN: 52-1317217 and Plan No. 001
Schedule G, Part III Nonexempt Transactions
Year ended December 31, 2011

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Identity of party involved	Relationship to plan, employer, or other party-in- interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity value	Purchase price	Selling price	Lease rental	Expenses incurred in connection with transaction	Cost of asset	Current value of asset	Net gain or (loss) on each transaction

ING Life Insurance and Annuity Company	Recordkeeper	Receipt of float revenue	-	-	-	-	-	-	$ 30,585

ING Life Insurance and Annuity Company	Recordkeeper	Receipt of sub-transfer agency fees	-	-	-	-	-	-	$ 123

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or	Description of	Current
	Similar Party	Investment	Value
	Equity Index Trust	Common Collective Trust	$108,603,208
	Goldman Sachs Collective Trust Strategic Value Fund	Common Collective Trust	24,210,545
*	ING International Value Fund - Class I	Mutual Fund Shares	33,587,893
*	ING Leveraged Stock Fund - Class I	Stock Fund Shares	20,850,374
*	ING Market Stock Fund	Stock Fund Shares	36,133,015
*	ING Real Estate Fund - Class I	Mutual Fund Shares	29,140,967
*	ING Solution 2015 Portfolio - Initial Class	Mutual Fund Shares	10,677,916
*	ING Solution 2025 Portfolio - Initial Class	Mutual Fund Shares	22,255,309
*	ING Solution 2035 Portfolio - Initial Class	Mutual Fund Shares	25,153,315
*	ING Solution 2045 Portfolio - Initial Class	Mutual Fund Shares	20,858,831
*	ING Solution 2055 Portfolio - Initial Class	Mutual Fund Shares	1,068,963
*	ING Solution Income Portfolio - Initial Class	Mutual Fund Shares	2,770,079
*	ING Small Cap Opportunities Portfolio - Initial Class	Mutual Fund Shares	15,345,532
	Mainstay Large Cap Growth Fund - Class I	Mutual Fund Shares	104,871,310
	Northern Trust Collective EAFE Index Fund - DC - Non-Lending - Tier One	Common Collective Trust	824,884
	Nuveen NWQ Small/Mid-Cap Value Fund - Class I	Mutual Fund Shares	9,808,397
*	Notes Receivable from participants	**	20,005,254
	PIMCO Total Return Fund - Institutional Class	Mutual Fund Shares	57,915,365
	SSgA Russell Small/Mid Cap Index NL Index Series - Class C	Common Collective Trust	68,972,427
*	Stable Value Option Fund	Guaranteed Investment Contract	391,129,860	***
	Vanguard International Growth Fund - Admiral(™) Shares	Mutual Fund Shares	50,396,751
	Vanguard Total Bond Market Index Fund - Institutional Shares	Mutual Fund Shares	9,453,972
			$1,064,034,167
Note: Column (d) cost information is omitted for all participant directed investments.

*	Indicates a party-in-interest to the Plan.
**	Each loan will bear an interest rate as prescribed by the Plan's applicable provisions when the loan is issued, currently
	the prime interest rate plus 1%. Current interest rates on participant loans range from 4.25% to 9.25% as of
	December 31, 2011. Loan repayment periods are for a maximum of five years. Current maturity dates on Participant
	Loans range from November 2012 to December 2016 as of December 31, 2011. The repayment periods above the
	maximum of five years are due to grandfathered plans acquired during company acquisitions.
***	Stated at contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ING Americas Savings Plan and ESOP

	By:	ING US PENSION COMMITTEE

June 27, 2012		By: /s/	Steven T. Pierson
Dated		Name:	Steven T. Pierson
		Title:	Chairman, ING U.S. Pension Committee